Effective April 18, 2008, MFS Aggressive  Growth  Allocation Fund, MFS
 Conservative  Allocation Fund, MFS
Growth Allocation Fund, MFS International Diversification Fund, and MFS Moderate Allocation Fund, each a series of MFS Series Trust X, converted Class R shares (if offered)
 and Class R2 shares to Class R3
shares, and, effective April 21, 2008, redesignated Class R3, Class R4, and Class R5, as Class R2, Class
R3, and Class R4, respectively.